UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Fuel Systems Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

35952W103

(CUSIP Number)

Becker Drapkin Management, L.P.

Attn: Steven R. Becker

Attn: Matthew A. Drapkin

500 Crescent Court

Suite 230

Dallas, Texas 75201

(214) 756-6016

With a copy to:

Richard J. Birns, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-4032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35952W103

1	Name of reporting persons Becker Drapkin Management, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 241,338
	8	Shared voting power 1,054,498
	9	Sole dispositive power 241,338
	10	Shared dispositive power 1,054,498
11	Aggregate amount beneficially owned by each reporting person 1,295,836
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.4%
14	Type of reporting person IA, PN

CUSIP No. 35952W103

1	Name of reporting persons Becker Drapkin Partners (QP), L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 945,885
	8	Shared voting power 0
	9	Sole dispositive power 945,885
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 945,885
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.7%
14	Type of reporting person PN

CUSIP No. 35952W103

1	Name of reporting persons Becker Drapkin Partners, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 108,613
	8	Shared voting power 0
	9	Sole dispositive power 108,613
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 108,613
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.5%
14	Type of reporting person PN

CUSIP No. 35952W103

1	Name of reporting persons BC Advisors, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,295,836
	9	Sole dispositive power 0
	10	Shared dispositive power 1,295,836
11	Aggregate amount beneficially owned by each reporting person 1,295,836
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.4%
14	Type of reporting person IA, OO

CUSIP No. 35952W103

1	Name of reporting persons Steven R. Becker
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,295,836
	9	Sole dispositive power 0
	10	Shared dispositive power 1,295,836
11	Aggregate amount beneficially owned by each reporting person 1,295,836
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.4%
14	Type of reporting person IN

CUSIP No. 35952W103

1	Name of reporting persons Matthew A. Drapkin
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,295,836
	9	Sole dispositive power 0
	10	Shared dispositive power 1,295,836
11	Aggregate amount beneficially owned by each reporting person 1,295,836
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.4%
14	Type of reporting person IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Fuel Systems Solutions, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 780 Third Avenue, 25th Floor, New York, New York 10017.

Item 2.	Identity and Background

(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): Becker Drapkin Management, L.P., a Texas limited partnership (“BD Management”); Becker Drapkin Partners (QP), L.P., a Texas limited partnership (“Becker Drapkin QP”); Becker Drapkin Partners, L.P., a Texas limited partnership (“Becker Drapkin, L.P.”); BC Advisors, LLC, a Texas limited liability company (“BCA”); Steven R. Becker (“Mr. Becker”); and Matthew A. Drapkin (“Mr. Drapkin”). The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference (the “Joint Filing Agreement”).

Becker Drapkin QP and Becker Drapkin, L.P. are collectively referred to herein as the “Becker Drapkin Funds”.

Mr. Becker and Mr. Drapkin are the sole members of BCA, and BCA is the general partner of BD Management. Mr. Becker and Mr. Drapkin are also limited partners of BD Management. BD Management is the general partner of, and investment manager for, each of the Becker Drapkin Funds and the investment manager for a separate managed account on behalf of an investment advisory client (the “Managed Account”).

(b) The business address of the Reporting Persons is 500 Crescent Court, Suite 230, Dallas, Texas 75201.

(c) The present principal occupation of each of Mr. Becker and Mr. Drapkin is serving as the co-managing member of BCA. The principal business of BCA is serving as the general partner of BD Management. The principal business of BD Management is serving as the general partner of, and investment manager for, the Becker Drapkin Funds and the investment manager for the Managed Account. The principal business of each of the Becker Drapkin Funds is acquiring and holding securities for investment purposes.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Becker and Mr. Drapkin are citizens of the United States of America. The place of organization of all other Reporting Persons is listed in paragraph (a) of this Item 2.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons expended an aggregate amount equal to $13,727,065.68 (including commissions) to purchase 1,295,836 shares of Common Stock. Funds used to purchase reported securities held in the accounts of the Becker Drapkin Funds have come from the working capital of the Becker Drapkin Funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. Funds used to purchase reported securities held by the Managed Account have come from the funds of the Managed Account, which may, at any given time, include margin loans made by the brokerage firms in the ordinary course of business.

Item 4.	Purpose of Transaction

(a)-(j) The Reporting Persons purchased the Common Stock based on their belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and in connection therewith, intend to discuss with the Issuer ways in which the undervaluation of the Common Stock can be rectified.

Subject to applicable law and regulations and, depending upon certain factors, including general market and investment conditions, the financial performance and strategic direction of the Issuer, and the availability of shares of Common Stock at prices that would make the purchase of such shares desirable, the Reporting Persons may increase their position in the Issuer through the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons deem advisable. In addition, the Reporting Persons may, from time to time and at any time, acquire other equity, debt, notes, instruments or other securities of the Issuer (collectively with the Common Stock, “Securities”) in the open market or otherwise. The Reporting Persons reserve the right in the future to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Based on the above discussions with the Issuer and subject to the factors described above, the Reporting Persons may nominate or recommend candidates to serve on the Board; have discussions with other stockholders and potential nominees to the Board; make additional proposals to the Issuer concerning changes to the strategy, capitalization, ownership structure, operations, governance structure or Articles of Incorporation or Bylaws of the Issuer; or change their intention with respect to any and all matters referred to in this Item 4.

No Reporting Person has any present plan or proposal which would relate to or to result in any of the matters set forth in subparagraphs (a)-(j) or Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 1,295,836 shares of Common Stock. Based upon a total of 20,096,010 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2014, the Reporting Persons’ shares represent approximately 6.448% of the outstanding shares of Common Stock.

Becker Drapkin QP owns 945,885 shares of Common Stock (the “Becker Drapkin QP Shares”), which represent approximately 4.707% of the outstanding shares of Common Stock.

Becker Drapkin, L.P. owns 108,613 shares of Common Stock (the “Becker Drapkin, L.P. Shares”), which represent approximately 0.540% of the outstanding shares of Common Stock.

The Becker Drapkin QP Shares and Becker Drapkin, L.P. Shares are collectively referred to herein as the “Becker Drapkin Funds Shares”.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin QP Shares. Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin, L.P. Shares.

Becker Drapkin, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin, L.P. Shares. Becker Drapkin, L.P. disclaims beneficial ownership of the Becker Drapkin QP Shares.

As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares. BD Management in its capacity as investment manager for the Managed Account has the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 241,338 shares held by the Managed Account (the “Managed Account Shares”), which represent approximately 1.201% of the outstanding shares of Common Stock. BD Management disclaims beneficial ownership of the Becker Drapkin Funds Shares.

The Becker Drapkin Funds disclaim beneficial ownership of the Managed Account Shares.

As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BD Management. BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by BD Management.

As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by BCA.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below.

Reporting Person	Trade Date	Purchased (Sold)	Price / Share
Becker Drapkin QP	6/16/2014	77,903	$10.5949
Becker Drapkin QP	6/19/2014	29,883	$10.6785

Becker Drapkin QP	6/20/2014	24,812	$10.7456
Becker Drapkin QP	6/25/2014	365	$10.538
Becker Drapkin QP	6/26/2014	1,385	$10.8332
Becker Drapkin QP	6/30/2014	4,373	$10.9728
Becker Drapkin QP	7/2/2014	4,755	$11.0828
Becker Drapkin QP	7/8/2014	15,696	$10.5821
Becker Drapkin QP	7/9/2014	6,571	$10.7828
Becker Drapkin QP	7/10/2014	23,547	$10.676
Becker Drapkin QP	7/11/2014	3,382	$10.8378
Becker Drapkin QP	7/14/2014	3,386	$10.9644
Becker Drapkin QP	7/15/2014	30,154	$10.9616
Becker Drapkin QP	7/16/2014	5,127	$10.9755
Becker Drapkin QP	7/17/2014	6,197	$10.7947
Becker Drapkin QP	7/18/2014	36,917	$10.9364
Becker Drapkin QP	7/23/2014	40,927	$10.9388
Becker Drapkin QP	7/24/2014	29,740	$10.918
Becker Drapkin QP	7/25/2014	14,952	$10.9006
Becker Drapkin QP	7/28/2014	10,440	$10.8599
Becker Drapkin QP	7/29/2014	9,397	$10.8254
Becker Drapkin QP	7/30/2014	10,593	$10.8461
Becker Drapkin QP	7/31/2014	42,487	$10.4155
Becker Drapkin QP	8/1/2014	112,573	$10.3339
Becker Drapkin QP	8/4/2014	12,451	$10.5702
Becker Drapkin QP	8/5/2014	21,787	$10.6188
Becker Drapkin QP	8/7/2014	13,865	$10.6668
Becker Drapkin QP	8/8/2014	2,813	$10.7005
Becker Drapkin QP	8/14/2014	82,248	$10.4989
Becker Drapkin QP	8/15/2014	104,472	$10.4962
Becker Drapkin, L.P.	6/16/2014	9,100	$10.5949
Becker Drapkin, L.P.	6/19/2014	3,490	$10.6785
Becker Drapkin, L.P.	6/20/2014	2,898	$10.7456
Becker Drapkin, L.P.	6/25/2014	42	$10.538
Becker Drapkin, L.P.	6/26/2014	161	$10.8332
Becker Drapkin, L.P.	6/30/2014	510	$10.9728
Becker Drapkin, L.P.	7/2/2014	545	$11.0828
Becker Drapkin, L.P.	7/8/2014	1,800	$10.5821
Becker Drapkin, L.P.	7/9/2014	753	$10.7828
Becker Drapkin, L.P.	7/10/2014	2,700	$10.676
Becker Drapkin, L.P.	7/11/2014	387	$10.8378
Becker Drapkin, L.P.	7/14/2014	388	$10.9644
Becker Drapkin, L.P.	7/15/2014	3,458	$10.9616
Becker Drapkin, L.P.	7/16/2014	588	$10.9755
Becker Drapkin, L.P.	7/17/2014	710	$10.7947
Becker Drapkin, L.P.	7/18/2014	4,234	$10.9364
Becker Drapkin, L.P.	7/23/2014	4,694	$10.9388
Becker Drapkin, L.P.	7/24/2014	3,411	$10.918
Becker Drapkin, L.P.	7/25/2014	1,715	$10.9006
Becker Drapkin, L.P.	7/28/2014	1,197	$10.8599
Becker Drapkin, L.P.	7/29/2014	1,077	$10.8254
Becker Drapkin, L.P.	7/30/2014	1,215	$10.8461
Becker Drapkin, L.P.	7/31/2014	4,873	$10.4155
Becker Drapkin, L.P.	8/1/2014	12,758	$10.3339
Becker Drapkin, L.P.	8/4/2014	1,411	$10.5702
Becker Drapkin, L.P.	8/5/2014	2,469	$10.6188
Becker Drapkin, L.P.	8/7/2014	1,571	$10.6668
Becker Drapkin, L.P.	8/8/2014	318	$10.7005

Becker Drapkin, L.P.	8/14/2014	9,311	$10.4989
Becker Drapkin, L.P.	8/15/2014	11,827	$10.4962
Managed Account	6/16/2014	19,912	$10.5949
Managed Account	6/19/2014	7,638	$10.6785
Managed Account	6/20/2014	6,342	$10.7456
Managed Account	6/25/2014	93	$10.538
Managed Account	6/26/2014	354	$10.8332
Managed Account	6/30/2014	1,117	$10.9728
Managed Account	7/2/2014	1,213	$11.0828
Managed Account	7/8/2014	4,004	$10.5821
Managed Account	7/9/2014	1,676	$10.7828
Managed Account	7/10/2014	6,007	$10.676
Managed Account	7/11/2014	862	$10.8378
Managed Account	7/14/2014	864	$10.9644
Managed Account	7/15/2014	7,693	$10.9616
Managed Account	7/16/2014	1,308	$10.9755
Managed Account	7/17/2014	1,581	$10.7947
Managed Account	7/18/2014	9,418	$10.9364
Managed Account	7/23/2014	10,441	$10.9388
Managed Account	7/24/2014	7,587	$10.918
Managed Account	7/25/2014	3,814	$10.9006
Managed Account	7/28/2014	2,663	$10.8599
Managed Account	7/29/2014	2,397	$10.8254
Managed Account	7/30/2014	2,703	$10.8461
Managed Account	7/31/2014	10,839	$10.4155
Managed Account	8/1/2014	28,684	$10.3339
Managed Account	8/4/2014	3,173	$10.5702
Managed Account	8/5/2014	5,551	$10.6188
Managed Account	8/7/2015	3,533	$10.6668
Managed Account	8/8/2014	716	$10.7005
Managed Account	8/14/2014	20,955	$10.4989
Managed Account	8/15/2014	26,617	$10.4962

(d) No person other than the Reporting Persons, and the Managed Account with respect to the Managed Account Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 15, 2014, the Reporting Persons entered in the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statement on Schedule 13D with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 1.

The Reporting Persons may, from time to time, enter into and dispose of option contracts with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock.

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated August 15, 2014, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P., Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin

Exhibit 2	Power of Attorney, dated July 28, 2014, signed by Steven R. Becker

Exhibit 3	Power of Attorney, dated July 28, 2014, signed by Matthew A. Drapkin

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2014

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Fuel Systems Solutions, Inc., and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: August 15, 2014

[Signature Page Follows]

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

Exhibit 2

Power of Attorney

July 28, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

This letter confirms that Richard J. Birns, Andrew Kaplan, and Adam J. Brunk are authorized and designated to sign all securities related filing with the Securities and Exchange Commission, including Forms 3, 4 and 5, on my behalf and on behalf of each entity for which I may sign such filings. This authorization and designation shall be valid until either revoked in writing by the undersigned or until three years from the date of this letter.

Very truly yours,

/s/ Steven R. Becker
Steven R. Becker

Exhibit 3

Power of Attorney

July 28, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

This letter confirms that Richard J. Birns, Andrew Kaplan, and Adam J. Brunk are authorized and designated to sign all securities related filing with the Securities and Exchange Commission, including Forms 3, 4 and 5, on my behalf and on behalf of each entity for which I may sign such filings. This authorization and designation shall be valid until either revoked in writing by the undersigned or until three years from the date of this letter.

Very truly yours,

/s/ Matthew A. Drapkin
Matthew A. Drapkin